Exhibit 99.1

Tencent Music Entertainment Group Announces Board Changes

SHENZHEN, China, February 28, 2025 /PRNewswire/ -- Tencent Music Entertainment Group (“TME”, or the “Company”) (NYSE: TME and HKEX: 1698), the leading online music and audio entertainment platform in China, today announced the retirement of Mr. Matthew Yun Ming Cheng from his position as a director on the Board of Directors (the “Board”), effective February 28, 2025. Concurrently, the Board approved the appointment of Mr. Wai Yip Tsang, as a director on the Board, effective February 28, 2025.

“Matthew has been a valuable member of TME's Board during his tenure since 2022. On behalf of the Board, I would like to thank him for his dedication, which helped us drive growth and innovation while promoting the prosperity of China's music industry,” commented Mr. Cussion Pang, Executive Chairman of TME. “I would also like to welcome Wai Yip to the Board. His deep financial background, extensive experience and business insights will be a tremendous asset to TME.”

Mr. Tsang currently serves as the Financial Controller of Tencent Holdings Limited (HKEX: 0700). Prior to joining Tencent in 2014, Mr. Tsang began his career at PricewaterhouseCoopers and subsequently held senior financial positions, including chief financial officer or group financial controller at several companies listed on the Main Board of the Hong Kong Stock Exchange and the New York Stock Exchange, and served as a director of a company listed on the New Zealand Stock Exchange. Mr. Tsang is a fellow member of the Institute of Chartered Accountants in England and Wales, the Hong Kong Institute of Certified Public Accountants, and the Association of Chartered Certified Accountants, as well as a member of CPA Australia. He holds a Bachelor of Arts (Honors) in Accountancy. Mr. Tsang possesses extensive experience in audit, accounting, investor relations, and corporate finance, including initial public offerings, restructuring, and mergers and acquisitions activities.

About Tencent Music Entertainment

Tencent Music Entertainment Group (NYSE: TME and HKEX: 1698) is the leading online music and audio entertainment platform in China, operating the country's highly popular and innovative music apps: QQ Music, Kugou Music, Kuwo Music and WeSing. TME's mission is to create endless possibilities with music and technology. TME's platform comprises online music, online audio, online karaoke, music-centric live streaming and online concert services, enabling music fans to discover, listen, sing, watch, perform and socialize around music. For more information, please visit ir.tencentmusic.com.

Investor Relations Contact

Tencent Music Entertainment Group

ir@tencentmusic.com
+86 (755) 8601-3388 ext. 818415

SOURCE Tencent Music Entertainment Group